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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 OPTICNET, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      OPTO ACQUISITION SUB, INC. (OFFEROR)
                   BEI TECHNOLOGIES, INC. (PARENT OF OFFEROR)
                           (NAMES OF FILING PERSONS)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  683868 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ROBERT R. CORR
                         VICE PRESIDENT AND CONTROLLER
                             BEI TECHNOLOGIES, INC.
                          ONE POST STREET, SUITE 2500
                        SAN FRANCISCO, CALIFORNIA 94104
                              TEL: (415) 956-4477
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                WITH COPIES TO:

                         CHRISTOPHER A. WESTOVER, ESQ.
                             EDWARD A. DEIBERT ESQ.
                               COOLEY GODWARD LLP
                          ONE MARITIME PLAZA, FLOOR 20
                            SAN FRANCISCO, CA 94111
                              TEL: (415) 693-2000
                              FAX: (415) 951-3699

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
           TRANSACTION VALUATION(1)                          AMOUNT OF FILING FEE(2)
------------------------------------------------------------------------------------------------
                   $242,180                                          $19.59
------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.04 (i.e. the tender offer price) and
    (ii) 6,054,491, the estimated number of shares of OpticNet common stock to be acquired in this tender offer and the merger.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.00809% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

                   Amount Previously Paid: N/A      Filing Party: N/A
                   Form or Registration No.: N/A    Date Filed: N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [X] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEMS 1-9, AND ITEM 11.

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Opto Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation ("BEI"), to purchase all the outstanding shares of common stock, par value $0.0001 per share, of OpticNet, Inc., a Delaware corporation, at a purchase price of $0.04 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2003, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and BEI. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS

     Not Applicable.

ITEM 12.  EXHIBITS

(a)(1)  Offer to Purchase, dated August 18, 2003.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4)  Form of Letter to Clients for use by Brokers, Dealers,
        Banks, Trust Companies and Other Nominees.
(a)(5)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(6)  Joint Press Release issued by BEI Technologies, Inc. and
        OpticNet, Inc. on July 1, 2003.*
(b)     Not applicable.
(d)(1) Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc.
        and OpticNet, Inc.
(g)     Not applicable.
(h)     Not applicable.

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* Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OPTO ACQUISITION SUB, INC.

                                          By:    /s/ ROBERT R. CORR
                                          --------------------------------------
                                          Name: Robert R. Corr
                                          Title:  Treasurer and Secretary

                                          BEI TECHNOLOGIES,INC.

                                          By:    /s/ ROBERT R. CORR
                                          --------------------------------------
                                          Name: Robert R. Corr
                                          Title:  Treasurer, Controller and
                                          Secretary
                                          Dated:

                               INDEX TO EXHIBITS

EXHIBIT NO.                              DOCUMENT
-----------                              --------
(a)(1)         Offer to Purchase, dated August 18, 2003.
(a)(2)         Form of Letter of Transmittal.
(a)(3)         Form of Notice of Guaranteed Delivery.
(a)(4)         Form of Letter to Clients for use by Brokers, Dealers,
               Banks, Trust Companies and Other Nominees.
(a)(5)         Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(6)         Joint Press Release issued by BEI Technologies, Inc. and
               OpticNet, Inc. on July 1, 2003.*
(b)            Not applicable.
(d)(1)         Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc.
               and OpticNet, Inc.
(g)            Not applicable.
(h)            Not applicable.

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* Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.